SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

Underwriting Agreement

On June 27, 2019, Hutchison China MediTech Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Hutchison Healthcare Holdings Limited as the selling shareholder (the “Selling Shareholder”), and Morgan Stanley & Co. LLC as the underwriter (the “Underwriter”). Pursuant to the Underwriting Agreement, the Selling Shareholder agreed to sell, and the Underwriter agreed to purchase, 12,000,000 American depositary shares (each an “ADS” and such ADSs, the “Firm ADSs”) of the Company, each representing five ordinary shares, par value US$0.10 per share, of the Company (the “Ordinary Shares”), in an underwritten public offering, at a price of US$24.00 per ADS, less underwriting discounts and commissions. Under the terms of the Underwriting Agreement, the Selling Shareholder also granted the Underwriter an option, exercisable for 30 days, to purchase up to an additional 1,800,000 ADSs on the same terms and conditions as the Firm ADSs.

The Underwriting Agreement contains customary representations, warranties and covenants of the Company and the Selling Shareholder, conditions to closing, indemnification obligations of the Company, the Selling Shareholder and the Underwriter, and termination and other customary provisions.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Legal Opinion

Conyers Dill & Pearman, Cayman counsel to the Company, has issued a legal opinion with respect to the Ordinary Shares represented by the Firm ADSs sold by the Selling Shareholder in the offering. A copy of the opinion, including the consent therein, is attached to this Report on Form 6-K as Exhibit 5.1 and is incorporated herein by reference.

This Report on Form 6-K, and the exhibits attached hereto, are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-217101) that became automatically effective on April 3, 2017.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1	Underwriting Agreement, dated as of June 27, 2019, by and among the Company, Hutchison Healthcare Holdings Limited as selling shareholder, and Morgan Stanley & Co. LLC as underwriter

Exhibit 5.1	Opinion of Conyers Dill & Pearman regarding the ordinary shares being registered

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: July 2, 2019